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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 4)



                             LIFE TECHNOLOGIES, INC.
                            (NAME OF SUBJECT COMPANY)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                ----------------

                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
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         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser")
and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent") and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendments No. 1, No. 2, and
No. 3 thereto filed with the Commission on November 5, 1998, November 12, 1998 and November 23, 1998, respectively (as so amended, the "Schedule 14D-1"). Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby supplemented and amended by adding the following information thereto:

                  On Wednesday, December 2, 1998, Parent and Purchaser announced that they had extended until 12:00 midnight, New York City time, on Friday, December 4, 1998, the expiration of their Offer to acquire all of the Shares of the Company that Parent does not presently own. The Offer was initially scheduled to expire at 12:00 midnight, New York City time, on Tuesday, December 1, 1998. Other than the expiration, the terms of the Offer, including the Offer Price of $37.00, remain the same. Parent reported that, based on information provided by the Depositary for the Offer, as of 12:00 midnight on Tuesday, December 1, 1998, approximately 2,337,440 Shares had been tendered pursuant to the Offer and not withdrawn.

                  The full text of Parent's December 2, 1998 press release announcing such extension is set forth in Exhibit (a)(10) hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

         (a)(10)  Text of press release issued by Parent, dated December 2,
                  1998.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998          DEXTER ACQUISITION DELAWARE, INC.


                                  By:   /s/ KATHLEEN BURDETT
                                        --------------------------------
                                        Name:  Kathleen Burdett
                                        Title: Treasurer

                                  DEXTER CORPORATION


                                  By:   /s/ BRUCE H. BEATT
                                        --------------------------------
                                        Name:  Bruce H. Beatt
                                        Title: Vice President, General
                                               Counsel and Secretary
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                                  EXHIBIT INDEX




 EXHIBIT
  NUMBER                              DESCRIPTION
  ------                              -----------
(a)(10)        Text of press release issued by Parent, dated December 2, 1998.